UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              DATA DIMENSIONS, INC.
                          ---------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    237654207
                                ---------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 30, 1997
                             ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages
                                Exhibit Index: 10

                                                              Page 2 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                a.  [_]
                                                b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  625,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            625,400

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            625,400

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                 [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.40%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [x]

3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States


                           7        Sole Voting Power
 Number of                                  22,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  625,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   22,000
    With
                           10       Shared Dispositive Power
                                            625,400


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            647,400

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
               [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.59%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [x]

3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States


                           7        Sole Voting Power
 Number of                                  24,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  625,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   24,500
    With
                           10       Shared Dispositive Power
                                            625,400


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            649,900

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
               [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.61%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 5 of 11 Pages

              This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Data Dimensions, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of securities of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the total number of outstanding Shares.


Item 1.       Security and Issuer.

              This Statement relates to the Shares. The address of the principal executive office of the Issuer is 2000 Skyline Tower, 10900 NE 4th Street, Bellevue, WA 98004.

Item 2.       Identity and Background.

              This statement is being filed on behalf of White Rock Capital, L.P., a Texas limited partnership ("White Rock"), and Thomas U. Barton and Joseph U. Barton, both United States citizens, the general partners of White Rock (collectively, the "Reporting Persons"). This statement on Schedule 13D relates to Shares that were acquired by White Rock on behalf of certain institutional clients (the "White Rock Clients"). This statement also relates to Shares and call options held for Joseph U. Barton's personal account and to call options and certain other options acquired by Thomas U. Barton, for his own personal account, pursuant to an arrangement between Donaldson, Lufkin & Jenrette Securities Corporation and Thomas U. Barton providing for the trading of options to acquire securities, including the Shares, at a strike price typically equivalent to the current market price on the date such option is acquired (the "DLJ Options").

              White Rock is a limited partnership engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton are the general partners of White Rock. The principal business address of each of White Rock, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

              During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              White Rock expended approximately $1,953,493 of the working capital of the White Rock Clients to purchase the Shares reported herein as being acquired since July 9, 1997, the date of a prior filing on Schedule 13D by the Reporting Persons, reporting the ownership of less than 5% of the total number of outstanding Shares. Thomas U. Barton expended approximately $86,641 of his personal funds to purchase the options reported herein as having been acquired since July 9, 1997, including the DLJ Options. Joseph U. Barton expended approximately $142,618 of his personal funds to purchase the Shares and options reported herein as being acquired since July 9, 1997.

              The securities held for the accounts of the White Rock Clients, Thomas U. Barton and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 6 of 11 Pages

Item 4.       Purpose of Transaction.

              All of the Shares reported herein as having been acquired for or disposed of from the accounts of the White Rock Clients, Joseph U. Barton and Thomas U. Barton were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the White Rock Clients, market conditions or other factors.

Item 5.       Interest in Securities of the Issuer.

              (a) (i) White Rock may be deemed the beneficial owner of the 625,400 Shares held for the accounts of the White Rock Clients (approximately 5.40% of the total number of Shares outstanding).

              (ii) Thomas U. Barton may be deemed the beneficial owner of 647,400 Shares (approximately 5.59% of the total number of Shares outstanding assuming the exercise of all options held for his account, including the DLJ Options). This number consists of (1) 625,400 Shares held for the accounts of the White Rock Clients and (2) 22,000 Shares issuable upon the exercise by Thomas U. Barton of all options held for his account, including the DLJ Options.

              (iii) Joseph U. Barton may be deemed the beneficial owner of 649,900 Shares (approximately 5.61% of the total number of Shares outstanding assuming the exercise of all options held for his account). This number consists of (1) 625,400 Shares held for the accounts of the White Rock Clients and (2) 24,500 Shares held for his account, assuming the exercise of all options held for his account.

              (b) (i) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 625,400 Shares held for the accounts of the White Rock clients.

              (ii) Thomas U. Barton is currently vested with the sole power to direct the voting and disposition of the 22,000 Shares issuable upon exercise by Thomas U. Barton of all options held for his account, including the DLJ Options.

              (iii) Joseph U. Barton is currently vested with the sole power to direct the voting and disposition of the 24,500 Shares held for his account, assuming the exercise of all options held for his account.

              (c) Except as disclosed on Annex A attached hereto, there have been no transactions effected with respect to the Shares since July 9, 1997, the date of a prior filing on Schedule 13D by the Reporting Persons, reporting the ownership of less than 5% of the total number of outstanding Shares. All of the transactions listed on Annex A, unless indicated otherwise, were executed in routine brokerage transactions in the over-the-counter market.

                                                              Page 7 of 11 Pages


              (d) (i) The partners of each White Rock Client have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the respective White Rock Client in accordance with their partnership interests in the respective White Rock Client.

              (ii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, Shares issuable upon exercise by Thomas U. Barton of the options currently held for his account, including the DLJ Options.

              (iii) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of Shares held for his account, including Shares issuable upon the exercise of options currently held for his account.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

              From time to time, each of the Reporting Persons and/or the White Rock Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons and/or the White Rock Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

              Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

              A. Joint Filing Agreement dated August 8, 1997 by and among White Rock, Thomas U. Barton and Joseph U. Barton.

                                                              Page 8 of 11 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 8, 1997            WHITE ROCK CAPITAL, L.P.


                                 By:/s/ Thomas U. Barton
                                    ---------------------------------
                                     Thomas U. Barton
                                     General Partner


                                 /s/ Thomas U. Barton
                                 ------------------------------------
                                 Thomas U. Barton


                                 /s/ Joseph U. Barton
                                 ------------------------------------
                                 Joseph U. Barton

                                                              Page 9 of 11 Pages



                                     ANNEX A

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                              DATA DIMENSIONS, INC.

                                 Date of             Nature of            Number of
For the Account of             Transaction          Transaction      Shares/Options Contracts         Price Per Share/Option
------------------             -----------          -----------      ------------------------         ----------------------

The White Rock
Clients                          07/23/97               Sell               10,000                        24.124
                                 07/31/97               Buy                25,000                        22.655
                                 08/05/97               Buy                40,000                        28.647

Joe Barton                       07/11/97               Buy                 3,000                        25.56
                                 07/30/97               Buy                 1,500                        23.503
                                 07/30/97               Buy                  55                          164.5  (Call Options)
                                 07/30/97               Buy                  45                          170.75 (Call Options)
                                 07/31/97               Buy                  50                          105.09 (Call Options)
                                 08/04/97               Buy                  20                          216.25 (Call Options)
                                 08/05/97               Buy                  30                          145.75 (Call Options)

Tom Barton                       07/11/97               Buy                  100                         335.97  (DLJ Options)/4/
                                 07/14/97 /1/
                                 07/24/97               Sell                 50                          149.57 (Net Proceeds
                                 07/25/97 /2/                                                                      per DLJ
                                 07/29/97 /3/                                                                      Option)/4/
                                 7/30/97                Buy                  70                          295.54 (DLJ Options)/4/
                                 7/30/97                Buy                  55                          164.5   (Call Options)
                                 7/30/97                Buy                  45                          170.75  (Call Options)











----------------
1    $11,250.00 additional consideration for DLJ Options paid.

2    $2,500.00 additional consideration for DLJ Options paid.

3    $1,875.00 additional consideration for DLJ Options paid.

4    The DLJ Options were purchased and sold in private transactions with Donaldson, Lufkin & Jenrette Securities Corporation.



                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                       --------

A.      Joint Filing  Agreement  dated August 8,  1997 by and
        among White Rock Capital, L.P., Thomas U. Barton and
        Joseph U. Barton.................................................. 11